SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at August 17, 2004

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 17, 2004

Print the name and title of the signing officer under his signature.

-------------------------

Northern Dynasty Minerals Ltd.

1020 - 800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.northerndynasty.com

DIRECTOR RESIGNS

August 17, 2004 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) announces the resignation of Bruce Youngman as a Director and Officer of the Company, effectively immediately. Mr. Youngman is resigning for personal reasons but will continue to provide consulting services to the Company from time to time.

Mr. Thiessen said "Mr. Youngman has been involved with Northern Dynasty for a number of years. I would like to acknowledge his important contributions to the Company, both technically and corporately, over the past decade."

For further details on Northern Dynasty Minerals Ltd., please visit the Northern Dynasty website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

For further information on the Pebble Project, please contact the following persons at 604-684-6365 or 1-800-667-2114:

Brian Mountford, P.Eng. - Project Director and Chief Operating Officer
Bruce Jenkins, M.Sc. - Director of Environment, Permitting and Socio-Economic Planning

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com.